Exhibit 99.1

CCH Holdings Ltd Announces 1-for-10 Share Consolidation

BUKIT MERTAJAM, MALAYSIA, July 9, 2026 (GLOBE NEWSWIRE) -- CCH Holdings Ltd (Nasdaq: CCHH) (“CCH” or the “Company”), a Malaysia-based specialty hotpot restaurant chain, today announced a share consolidation of the Company’s issued and outstanding Class A ordinary shares and Class B ordinary shares at a ratio of 1-for-10 shares (the “Share Consolidation”), which will take effect at the open of The Nasdaq Stock Market (“Nasdaq”) on July 13, 2026.

On March 4, 2026, the Company held its annual general meeting of shareholders, and the shareholders approved, by an ordinary resolution, to authorize the board of directors of the Company (the “Board”) to implement a share consolidation of the Company’s Class A ordinary shares and Class B ordinary shares at a ratio of 1-for-10, to be implemented on a date when the closing market price per Class A ordinary share is less than US$1.00. On June 30, 2026, the Board approved implementation of the Share Consolidation at a ratio of 1-for-10 shares.

The objective of the Share Consolidation is to enable the Company to maintain compliance with Nasdaq Listing Rule 5550(a)(2), which requires issuers listed on The Nasdaq Capital Market to evidence a minimum bid price of $1.00 per share.

Upon the open of trading on July 13, 2026, the Company’s Class A ordinary shares will begin trading on a Share Consolidation-adjusted basis, under the same symbol “CCHH” but under a new CUSIP number, G1993F114.

As a result of the Share Consolidation, each 10 Class A ordinary shares with a par value of $0.00001 will automatically combine and convert into one issued and outstanding Class A ordinary share with a par value of $0.0001, and each 10 Class B ordinary shares with a par value of $0.00001 will automatically combine and convert into one issued and outstanding Class B ordinary share with a par value of $0.0001. The Share Consolidation will affect all shareholders uniformly and will not alter any shareholder’s percentage of ownership interest in the Company, except for minimal changes that may result from the treatment of fractional shares. No action is required by shareholders holding their shares through a brokerage account.

No fractional shares will be issued to any shareholders in connection with the Share Consolidation, and each shareholder will be entitled to receive one full Class A ordinary share or Class B ordinary share, as applicable, in the Company in lieu of the fractional share that would have resulted from the Share Consolidation.

At the time the Share Consolidation is effective, the Company’s total issued and outstanding Class A ordinary shares will change from approximately 38,437,000 to approximately 3,843,700, and the Company’s total issued and outstanding Class B ordinary shares will change from approximately 9,720,000 to approximately 972,000 shares. The Company’s authorized share capital will be proportionally reduced from US$50,000 divided into 5,000,000,000 shares of a par value of US$0.00001 each to US$50,000 divided into 500,000,000 shares of a par value of US$0.0001 each.

About CCH Holdings Ltd

CCHH (Nasdaq: CCHH) is a Nasdaq-listed company primarily engaged in Chicken Claypot and restaurant franchise operations. Building on its operating base and regional business network, the Company is pursuing strategic diversification opportunities in technology infrastructure, including technical consulting services and maintenance services solution for data center projects, with a particular focus on Southeast Asian markets. CCHH aims to develop a dual-engine growth model combining stable restaurant franchise operations with high-potential digital infrastructure business opportunities.

Safe Harbor Statement

This announcement contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in announcements and other written materials, and in oral statements made by its officers, directors, or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could also cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: potential adverse reactions or changes to business relationships; adverse changes in general economic or market conditions; and actions by third parties, including government agencies; the Company’s strategies, future business development, and financial condition and results of operations; the expected growth of the specialty hotpot market; the political, economic, social and legal developments in the jurisdictions that the Company operates in or in which the Company intends to expand its business and operations; the Company’s ability to maintain and enhance its brand. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this announcement is as of the date of this announcement, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

CCH Holdings Ltd

Investor Relations

Email: cch_ir@cchasia.com.my